Citigroup Global Markets Holdings Inc.

Guaranteed by Citigroup Inc.

5 Year Autocallable Buffer Securities Linked to SPXFP

Preliminary Terms

This summary of terms is not complete and should be read with the preliminary pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying:	The S&P 500 Futures Excess Return Index (ticker: “SPXFP”)
Pricing date:	August 26, 2025
Valuation dates:	August 24, 2026 (the “interim valuation date”) and August 26, 2030 (the “final valuation date”)
Maturity date:	August 29, 2030
Return amount:	$1,000 × the underlying return × the upside participation rate
Upside participation rate:	125.00%
Final buffer value:	80.00% of the initial underlying value
Buffer percentage:	20.00%
Automatic early redemption:

If on the interim valuation date the closing value of the underlying is greater than or equal to the initial underlying value, the securities will be automatically called for an amount equal to the principal plus the premium

Premium:	10.00% per annum
CUSIP / ISIN:	17333LWC5 / US17333LWC52
Initial underlying value:	The closing value on the pricing date
Final underlying value:	The closing value on the final valuation date
Underlying return:	(Final underlying value - initial underlying value) / initial underlying value
Payment at maturity (if not autocalled):

•If the final underlying value is greater than the initial underlying value:

$1,000 + the return amount

•If the final underlying value is less than or equal to the initial underlying value but greater than or equal to the final buffer value:

$1,000

•If the final underlying value is less than the final buffer value:

$1,000 + [$1,000 × (the underlying return + the buffer percentage)]

If the securities are not automatically redeemed prior to maturity and the final underlying value is less than the final buffer value, which means that the underlying has depreciated from the initial underlying value by more than the buffer percentage, you will lose 1% of the stated principal amount of your securities at maturity for every 1% by which that depreciation exceeds the buffer percentage.

All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

Stated principal amount:	$1,000 per security
Preliminary pricing supplement:	Preliminary Pricing Supplement dated July 31, 2025

Citigroup Global Markets Holdings Inc.

Guaranteed by Citigroup Inc.

Hypothetical Interim Payment per Security

Valuation Date on which the Closing Value of the Underlying Equals or Exceeds Initial Underlying Value	Premium	Hypothetical Redemption
August 24, 2026	10.00%	$1,100.00

If the closing value of the underlying is not greater than or equal to the initial underlying value on the interim valuation date, then the securities will not be automatically redeemed prior to maturity and you will not receive a premium.

Hypothetical Payment at Maturity per Security

■ The Underlying	■ The Securities

Assumes the securities have not been automatically redeemed prior to maturity.

	Hypothetical Underlying Return on Final Valuation Date	Hypothetical Security Return	Hypothetical Payment at Maturity
	50.00%	62.50%	$1,625.00
C	25.00%	31.25%	$1,312.50
	5.00%	6.25%	$1,062.50
	0.00%	0.00%	$1,000.00
B	-10.00%	0.00%	$1,000.00
	-20.00%	0.00%	$1,000.00
	-20.01%	-0.01%	$999.90
	-25.00%	-5.00%	$950.00
A	-50.00%	-30.00%	$700.00
	-100.00%	-80.00%	$200.00

Citigroup Global Markets Holdings Inc.

Guaranteed by Citigroup Inc.

Additional Information

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-270327 and 333-270327-01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Filed pursuant to Rule 433

This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page.

Selected Risk Considerations

•You may lose a significant portion of your investment. Unlike conventional debt securities, the securities do not provide for the repayment of the stated principal amount at maturity in all circumstances. If the securities are not automatically redeemed prior to maturity, your payment at maturity will depend on the final underlying value. If the final underlying value is less than the final buffer value, which means that the underlying has depreciated from the initial underlying value by more than the buffer percentage, you will lose 1% of the stated principal amount of your securities for every 1% by which that depreciation exceeds the buffer percentage.

•The securities do not pay interest.

•You will not receive dividends or have any other rights with respect to the underlying.

•The securities may be automatically redeemed prior to maturity.

•The securities are particularly sensitive to the volatility of the closing value of the underlying on or near the valuation dates.

•The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities.

•The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

•The value of the securities prior to maturity will fluctuate based on many unpredictable factors.

•The underlying is expected to underperform the total return performance of the S&P 500® Index because the performance of the underlying is expected to be reduced by an implicit financing cost, and any increase in this cost will adversely affect the performance of the securities.

•The issuer and its affiliates may have conflicts of interest with you.

•The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.